Filed Pursuant to Rule 424(b)(7)
Registration No. 333-289893

PROSPECTUS SUPPLEMENT
(To Prospectus dated August 27, 2025)

Up to 6,096,103 Shares of Common Stock
Offered by the Selling Securityholder

This prospectus supplement (the “Prospectus Supplement”) amends and supplements the prospectus dated August 27, 2025 (the “Prospectus”) relating to the proposed resale or other disposition from time to time by the selling securityholder identified therein (the “Selling Securityholder”) of up to 6,096,103 shares of our common stock, $0.03 par value per share, consisting of 6,096,103 shares of common stock initially issuable upon the conversion of 200,000 shares (the “Seller Convertible Preferred Shares”) of our convertible preferred stock, par value $0.03 per share (the “Issued Convertible Preferred Stock”), held by the Selling Securityholder, pursuant to their terms.

The purpose of this Prospectus Supplement is solely to supplement and amend the “Selling Securityholder” section commencing on page 22 of the Prospectus to reflect in the Selling Securityholder table a transfer from a Selling Securityholder previously identified in the Prospectus to another entity, which, as a result of such transfer, is being substituted as a Selling Securityholder. This Prospectus Supplement is not increasing the number of shares being offered under the Prospectus, but only reflecting the transfer of shares of common stock previously registered.

This Prospectus Supplement is not complete without, and may not be delivered or used except in combination with, the Prospectus, including any other amendments or supplements thereto. This Prospectus Supplement updates and supplements the information in the Prospectus and should be read in conjunction with the Prospectus, and if there is any inconsistency between the information in the Prospectus and this Prospectus Supplement, you should rely on the information in this Prospectus Supplement.

Our common stock is listed on the Nasdaq Global Select Market under the symbol “PENG.” On November 9, 2026, the last reported sale price of our common stock on the Nasdaq Global Select Market was $45.70 per share. The Issued Convertible Preferred Stock is not listed on any exchange, and we do not intend to list the Issued Convertible Preferred Stock on any exchange.

INVESTING IN OUR SECURITIES INVOLVES RISKS. SEE THE SECTION TITLED “RISK FACTORS” ON PAGE 9 OF THE PROSPECTUS AND ANY SIMILAR SECTION CONTAINED IN ANY APPLICABLE PROSPECTUS SUPPLEMENT OR IN ANY DOCUMENTS INCORPORATED BY REFERENCE HEREIN AND THEREIN CONCERNING FACTORS YOU SHOULD CONSIDER BEFORE INVESTING IN OUR SECURITIES.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus Supplement. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is November 10, 2026.

SELLING SECURITYHOLDER

The following information amends and supplements the information that appears under the section titled “Selling Securityholder” beginning on page 22 of the Prospectus. Capitalized terms used herein but not defined have the meanings ascribed to such terms in the Prospectus.

Astra AI Infra LLC (“Astra”) transferred all 200,000 shares of Issued Convertible Preferred Stock to SHIFTIX1 LLC pursuant to that certain Stock Transfer Agreement, dated as of July 27, 2026, by and between Astra and SHIFTIX1 LLC (the “Stock Transfer Agreement”). In connection with the transfer, SHIFTIX1 LLC, a Delaware limited liability company (“SHIFTIX1”) and an indirect, wholly owned subsidiary of HYAICO Corporation (formerly known as SK hynix NAND Product Solutions Corp.), a Delaware corporation (“HYAICO”) and a majority-owned subsidiary of SK hynix Inc., executed and delivered a Joinder Agreement, dated as of October 29, 2026, acknowledged and agreed to by HYAICO, Penguin Solutions, Inc. and Astra (the “Joinder Agreement”), pursuant to Section 3.4 of the Amended and Restated Investor Agreement, dated as of June 30, 2025 (the “Investor Agreement”), by and between Penguin Solutions, Inc. and Astra. Pursuant to the Joinder Agreement, upon its acquisition of the shares of Issued Convertible Preferred Stock from Astra, SHIFTIX1 agreed to be bound by the terms and provisions of the Investor Agreement as fully as if it were an initial signatory thereto and is deemed the “Investor” for all purposes of the Investor Agreement. In addition, pursuant to the Joinder Agreement, HYAICO has all of the rights under the Investor Agreement that are granted expressly by name to SK Telecom Co., Ltd. and all references to SK Telecom Co., Ltd. in the Investor Agreement (other than in the recitals) are deemed to refer to HYAICO. Accordingly, references to “SK” in the Prospectus with respect to the Investor Agreement should be read as references to HYAICO and its subsidiaries and affiliates, including SHIFTIX1.

The table that appears under the heading “Selling Securityholder” in the Prospectus is being amended and supplemented to (i) remove SK Telecom Co., Ltd. (through Astra AI Infra LLC) as the Selling Securityholder and (ii) add SK hynix Inc. (through SHIFTIX1 LLC) as the Selling Securityholder. This Prospectus Supplement does not impact the number of shares being offered under the Prospectus.

The following table sets forth information concerning the shares of common stock that may be offered from time to time by the Selling Securityholder. The number of shares beneficially owned by the Selling Securityholder is determined under rules issued by the SEC. Under these rules, beneficial ownership includes any shares as to which the Selling Securityholder has sole or shared voting power or investment power. Percentage ownership is based on 60,616,641 shares of common stock outstanding as of October 29, 2026. In computing the number of shares beneficially owned by the Selling Securityholder and its percentage ownership, shares of common stock subject to options, warrants or other rights held by the Selling Securityholder that are currently exercisable or will become exercisable within 60 days of October 29, 2026 are considered outstanding.

In the table below, the number of shares of common stock that may be offered pursuant to this prospectus is calculated based on the conversion price of $32.80784 per share. The number of shares of common stock into which the Issued Convertible Preferred Stock is convertible is subject to adjustment under certain circumstances provided in the Certificate of Designation. Accordingly, the number of shares of common stock issuable upon conversion of the Issued Convertible Preferred Stock and beneficially owned and offered by the Selling Securityholder pursuant to this Prospectus Supplement may increase or decrease from that set forth in the below table.

For purposes of this table, we have assumed that the Selling Securityholder will have sold all of the securities covered by this Prospectus Supplement upon the completion of the offering (including all shares of common stock issuable upon conversion of shares of Issued Convertible Preferred Stock). The Selling Securityholder has sole voting and investment power with respect to the shares beneficially owned by the Selling Securityholder.

Information concerning the Selling Securityholder may change from time to time and any changed information will be set forth in supplements to this Prospectus Supplement or in a post-effective amendment, if and when necessary. The Selling Securityholder may sell some, all or none of its shares. We do not know how long the Selling Securityholder will hold the shares before selling them, and we currently have no agreements, arrangements or understandings with the Selling Securityholder regarding the sale or other disposition of any of the shares, other than the transfer restriction provisions as described in the section titled “Plan of Distribution” in the Prospectus.

The information in the following table has been provided to us by or on behalf of the Selling Securityholder and the Selling Securityholder may have sold, transferred or otherwise disposed of all or a portion of its securities after the date on which the Selling Securityholder provided us with information regarding its securities. The Selling Securityholder may sell all, some or none of its securities in this offering. See the section titled “Plan of Distribution” in the Prospectus.

	Common Stock
	Prior to Offering			After Offering
Selling Securityholder	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned	Number of Shares Offered	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
SK hynix Inc. (1)	6,096,103 (1)	9.14%	6,096,103	-	-

(1) Consists of shares of Common Stock issuable upon conversion of 200,000 shares of Issued Convertible Preferred Stock directly held by SHIFTIX1, which are initially convertible into 6,096,103 shares of Common Stock, subject to adjustment as provided in the Certificate of Designation. SHIFTIX1 LLC has sole voting and dispositive power with respect to the shares of Issued Convertible Preferred Stock, subject to the Investor Agreement. SK hynix Inc. may be deemed to have sole voting and dispositive power with respect to the shares of Issued Convertible Preferred Stock held by SHIFTIX1 LLC. The address for SHIFTIX1 LLC is 50 Hudson Yards Ste 6800, New York, NY 10001 and the address for SK hynix Inc. is 2091, Gyeongchung-daero, Bubal-eup, Icheon-si, Gyeonggi-do 17336 Republic of Korea.

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Material Relationships with the Selling Securityholder

As a holder of Issued Convertible Preferred Stock, as described under “Description of Securities-Preferred Stock-Issued Convertible Preferred Stock—Voting Rights,” SK hynix Inc. and its affiliates that hold Issued Convertible Preferred Stock, acting together, may nominate to be elected or appointed to our Board an Investor Designee during the Director Period; provided that each such director meets customary qualification requirements and is reasonably acceptable to our Board at the time of his or her designation. They also have certain other rights as holders of Issued Convertible Preferred Stock, including rights to redeem shares of Issued Convertible Preferred Stock for cash and to voluntarily convert shares of Issued Convertible Preferred Stock into common stock, among others, as further described under “Description of Securities—Preferred Stock-Issued Convertible Preferred Stock” in the Prospectus.

The Investor Agreement was originally entered into with Astra in connection with the 2024 Private Placement and amended and assumed by us following the consummation of our U.S. Domestication. The Investor Agreement set forth certain conditions to be satisfied in connection with the 2024 Private Placement, as well as certain rights of, privileges of and restrictions on the Selling Securityholder, among other things. As further described under “Description of Securities—Private Placement Investor and Registration Rights—Investor Agreement,” in the Prospectus, these rights, privileges and restrictions include standstill restrictions on the acquisition of additional shares of common stock or securities exercisable into common stock, restrictions on the transfer of shares for a lock-up period, requirements to vote in accordance with our Board, Board designation rights, participation rights to maintain the Selling Securityholder’s ownership on a fully diluted basis, registration rights relating to the resale of the Issued Convertible Preferred Stock and certain information rights to access our books, records and financial information. Pursuant to the Joinder Agreement, the Selling Securityholder agreed to be bound by the terms and provisions of the Investor Agreement as fully as if it were an initial signatory thereto and is deemed the "Investor" for all purposes thereunder. In addition, pursuant to the Joinder Agreement, HYAICO has all of the rights under the Investor Agreement that are granted expressly by name to SK Telecom Co., Ltd. and all references to SK Telecom Co., Ltd. in the Investor Agreement (other than in the recitals) are deemed to refer to HYAICO. Accordingly, references to “SK” in the Prospectus with respect to the Investor Agreement should be read as references to HYAICO and its subsidiaries and affiliates, including SHIFTIX1.

On December 13, 2024, pursuant to the Purchase Agreement and the Certificate of Designation of Penguin Solutions Cayman convertible preferred shares, and upon the recommendation of the Nominating and Corporate Governance Committee of the Board of Penguin Solutions Cayman, Min Yong Ha, an executive officer of SK, was appointed to the Board of Penguin Solutions Cayman as the Investor Designee and continues to serve as a member of our Board following our U.S. Domestication.

In addition, the Selling Securityholder has voting power, subject to requirements set forth in the Investor Agreement, as described under “Description of Securities—Private Placement Investor and Registration Rights—Investor Agreement—Voting Requirements” in the Prospectus.

HYAICO (through its subsidiary Solidigm Inc.) has maintained a commercial relationship with Penguin Solutions, Inc. during the past three years, pursuant to which HYAICO has supplied flash memory products, specifically solid-state drives, to Penguin Solutions, Inc. in the ordinary course of business.

Except as described above or as otherwise disclosed in the Prospectus, this Prospectus Supplement and the documents incorporated by reference herein and therein, the Selling Securityholder does not have, and within the past three years has not had, any position, office or other material relationship with us.

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